Skadden, Arps, Slate, Meagher & Flom llp

Foreign Legal Consultant Office

 ________

26F, Gangnam Finance Center

152 Teheran-ro, Gangnam - gu

Seoul 06236, Korea

 ________

VIA EDGAR Nicholas P. Panos Senior Special Counsel Office of Mergers & Acquisitions U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	TEL: (82-2) 6177 3000 FAX: (82-2) 6177 3100 www.skadden.com November 16, 2018

FIRM/AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SHANGHAI

SINGAPORE

TOKYO

Re:	Hanwha Q CELLS Co., Ltd.

Amendment No. 1 to Schedule 13E-3

Filed on October 23, 2018 by Hanwha Q CELLS Co., Ltd., et al.

File No. 005-82557

Dear Mr. Panos:

We represent the Special Committee of Independent Directors (the “Special Committee”) of Hanwha Q CELLS Co., Ltd. (“Hanwha” or the “Company”) and at the direction of the Special Committee submit this correspondence on behalf of the Company. The Company has filed today with the U.S. Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-captioned Rule 13e-3 transaction statement on Schedule 13E-3 (as amended, the “Statement”), which was initially filed with the Commission on October 23, 2018. This letter, together with Amendment No. 1, provides the responses of the Company, Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation, and Mr. Seung-Youn Kim (collectively, the “Filing Persons”, “we” or “us”) to the comments of the staff (the “Staff”) of the Office of Mergers & Acquisitions of the Commission received by letter, dated October 30, 2018, concerning the Statement. For your convenience, our response immediately follows the text of the Staff’s comment. The Staff’s comment has been indicated in bold italics. Certain capitalized terms set forth in this letter are used as defined in the Statement.

Schedule 13E-3

Collective Position of the Filing Persons as to the Fairness of the Merger, page 6

1.	The discussion only addresses fairness of the transaction to the “Public Shareholders.” Please conform the disclosure here and throughout the disclosure document to the standards codified in Item 1014(a) of Regulation M-A by revising or supplementing this statement to make clear that the fairness determination is directed, as required, at unaffiliated security holders. Refer also to Rule 13e-3(a)(4) which defines the term “unaffiliated security holder.”

Response: In response to the Staff’s comment, we have revised the disclosure on page 5 and throughout the Statement to clarify that the Filing Persons considered the fairness of the Merger to the unaffiliated shareholders of the Company.

2.	Please revise to indicate, if true, that a specific going concern book value was not calculated or considered by the Filing Persons in making their respective fairness determinations. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

Response: In response to the Staff’s comment, we have revised the Statement to add certain disclosures on page 7 of the Statement, including a disclosure that the Filing Persons did not consider the Company’s net book value, which is an accounting concept based on historical costs, as a factor, because the Filing Persons believed that net book value is not a material indicator of the Company’s value as a going concern but rather is indicative of historical costs (and does not, for example, take into account the future prospects of the Company, market trends and conditions or business risks inherent in a competitive market) and therefore, in their view, is not a relevant measure in the determination as to the fairness of the Merger.

Reasons, page 16

3.	The Filing Persons anticipate going private will result in direct cost savings of approximately $2,200,000 per year. Please revise here or elsewhere in the filing to indicate explicitly, if true, which affiliates will become the direct beneficiaries of the cost savings associated with Hanwha’s no longer having to comply with the federal securities laws and otherwise remaining a publicly held issuer. See Instruction 2 to Item 1013(d) of Regulation M-A.

Response: In response to the Staff’s comment, we have revised certain disclosures on page 17 of the Statement to specify that the Surviving Company will become the direct beneficiary of such cost savings on a recurring basis and Hanwha Chemical Corporation will become the indirect beneficiary thereof.

4.	Hanwha suffered a net operating loss in 2017. Please specify the constituency, if any, expected to become the beneficiary of the Hanwha’s and/or its successor’s future use of any net operating loss carryforwards, if any. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

Response: We respectfully advise the Staff that, because no corporate income, capital gains, payroll, or other direct taxes are currently imposed on corporations incorporated in the Cayman Islands, and net operating loss carryforwards of such corporations cannot be used in other countries, there is no benefit from net operating loss carryforwards of the Company.

Factors Considered in Determining Fairness, page 23

5.	Advise us, with a view towards revised disclosure, how compliance with Item 1014(e) of Regulation M-A regarding the approval of transaction by a majority of directors not employed by Hanwha has been effectuated. Please note that an affirmative response to this disclosure requirement must be provided, even if the response is in the negative. Refer to General Instruction E of Schedule 13E-3.

Response: In response to the Staff’s comment, we have revised the disclosures on page 3 and throughout the Statement to confirm that the Company has three independent directors who are not employees of the Company, all of whom approved the Plan of Merger and the Merger at the meeting of the Board of Directors held on October 15, 2018, Seoul local time. We also note on pages 6 and 7 of the Statement that the Special Committee, which unanimously recommended that the Board of Directors approve the Plan of Merger and the Merger, and the Audit Committee, which approved the Plan of Merger and the Merger, are both composed exclusively of such independent directors.

Exhibit 99(c)(3)

6.	We noticed the disclaimer wherein it appears the financial advisor obligated the Special Committee to whom the presentation was “solely” provided to obtain the financial advisor’s prior written consent before making public release of the information. Similar language regarding the necessity of obtaining Houlihan Lokey’s prior written consent appears on page 30 of the information statement. Please revise the disclosure statement to be mailed to shareholders to state, if true, that the financial advisor has consented to the use of its disclosure content – including that which has been filed as separate exhibits ─ by the Filing Persons for purposes of public disclosure in the Schedule 13E-3. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Response: In response to the Staff’s comment, we have revised the disclosure on page 30 of the Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at +82-2-6177-3001 or by email at young.shin@skadden.com or my colleague Amr Razzak at 650-470-4533 or by email at amr.razzak@skadden.com.

Very truly yours,

/s/ H. Young Shin
H. Young Shin

cc:	Cleary Gottlieb Steen & Hamilton LLP

Sang Jin Han